UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com
For Immediate Release

ASUR 2Q12 PASSENGER TRAFFIC UP 7.36% YOY

México D.F., July 23, 2012 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and six-month periods ended June 30, 2012.

2Q12 Highlights1:

•	EBITDA2 increased by 18.97% to Ps. 740.02 million

•	Total passenger traffic was up 7.36%

•	Total revenues rose by 16.53% due to increases of 13.19% in aeronautical revenues, 19.38% in non-aeronautical revenues, and 24.64% in construction services revenues

•	Commercial revenues per passenger increased by 13.33% to Ps.75.05

•	Operating profit increased by 21.52%

•	EBITDA margin increased to 58.02% from 56.82% in 2Q11

____________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and six month periods ended June 30, 2012, and the equivalent three- and six-month periods ended June 30, 2011.  Financial figures for the three- and six-month periods ended June 30, 2011 have been restated to reflect IFRS.  Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.13.4084.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 2Q12, PAGE 1 OF 22

Passenger Traffic

For the second quarter of 2012, total passenger traffic increased year-over-year by 7.36%. Domestic passenger traffic increased by 14.95% while international passenger traffic increased by 1.79%.

The 14.95% growth in domestic passenger traffic growth was driven by increases at Cancún, Cozumel, Villahermosa, Minatitlán and Oaxaca. The 1.79% growth in international passenger traffic resulted mainly from an increase of 1.73% in international traffic at the Cancún airport.

Passenger traffic for the six-month period ended June 30, 2012 increased 8.90% compared to the same year-ago period, reflecting increases of 17.10% in domestic passenger traffic and 4.01% in international passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	2Q11	2Q12	% Change	1H 2011	1H 2012	% Change
Cancún	926.4	1,169.0	26.19	1,624.3	2,031.9	25.09
Cozumel	9.3	21.5	131.18	19.8	41.8	111.11
Huatulco	101.9	99.9	(1.96)	178.0	193.5	8.71
Mérida	289.6	274.5	(5.21)	531.5	553.9	4.21
Minatitlán	26.5	31.1	17.36	50.5	61.4	21.58
Oaxaca	81.8	101.6	24.21	151.8	196.4	29.38
Tapachula	40.6	36.4	(10.34)	77.1	74.0	(4.02)
Veracruz	199.1	191.0	(4.07)	373.4	367.0	(1.71)
Villahermosa	191.7	221.0	15.28	365.6	428.8	17.29
TOTAL	1,866.9	2,146.0	14.95	3,372.0	3,948.7	17.10
   Note:   Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)
Airport	2Q11	2Q12	% Change	1H 2011	1H 2012	% Change
Cancún	2,358.3	2,399.1	1.73	5,220.2	5,439.2	4.20
Cozumel	102.7	100.3	(2.34)	246.4	236.4	(4.06)
Huatulco	10.5	10.6	0.95	48.6	48.8	0.41
Mérida	20.1	22.6	12.44	47.5	50.1	5.47
Minatitlán	1.1	1.5	36.36	2.1	2.9	38.10
Oaxaca	10.9	11.5	5.50	23.7	26.5	11.81
Tapachula	2.2	1.9	(13.64)	4.1	4.1	-
Veracruz	23.2	24.8	6.90	41.4	49.0	18.36
Villahermosa	11.5	13.7	19.13	22.6	26.6	17.70
TOTAL	2,540.5	2,586.0	1.79	5,656.6	5,883.6	4.01
   Note:   Passenger figures exclude transit and general aviation passengers.

ASUR 2Q12, PAGE 2 OF 22

Table III: Total Passengers (in thousands)
Airport	2Q11	2Q12	% Change	1H 2011	1H 2012	% Change
Cancún	3,284.7	3,568.1	8.63	6,844.5	7,471.1	9.15
Cozumel	112.0	121.8	8.75	266.2	278.2	4.51
Huatulco	112.4	110.5	(1.69)	226.6	242.3	6.93
Mérida	309.7	297.1	(4.07)	579.0	604.0	4.32
Minatitlán	27.6	32.6	18.12	52.6	64.3	22.24
Oaxaca	92.7	113.1	22.01	175.5	222.9	27.01
Tapachula	42.8	38.3	(10.51)	81.2	78.1	(3.82)
Veracruz	222.3	215.8	(2.92)	414.8	416.0	0.29
Villahermosa	203.2	215.8	15.50	388.2	455.4	17.31
TOTAL	4,407.4	4,732.0	7.36	9,028.6	9,832.3	8.90
   Note:   Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q12

Total revenues for 2Q12 increased year-over-year by 16.53% to Ps.1,275.51  million. This was mainly due to increases of:

•	13.19% in revenues from aeronautical services, principally as a result of the 7.36% rise in passenger traffic;

•	19.38% in revenues from non-aeronautical services, reflecting the 21.49% increase in commercial revenues detailed below; and

•	24.64% in revenues from construction services as a result of capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 21.49% year-over-year during the quarter, principally due to the 7.36% increase in passenger traffic. There were increases in revenues in the following activities:

•	43.20% in advertising;

•	39.29% in teleservices;

•	24.93% in other revenue;.

•	24.90% in duty-free stores;

•	23.65% in retail operations;

•	20.01% in banking and currency exchange services;

•	16.60% in car rental revenues;

•	12.73% in food and beverage;

ASUR 2Q12, PAGE 3 OF 22

•	2.16% in ground transportation; and

•	1.87% in parking lot fees.

Retail and Other Commercial Space
Opened since March 31, 2011
Business Name	Type	Opening Date
Cancún
Grab & Go	Food and beverage	April 2011
California Pizza Kitchen	Food and beverage	April 2011
Air Shop	Convenience store (2 stores)	April & May 2011
Ando Volando Bajo	Convenience store	June 2011
Starbucks Café	Food and beverage	July 2011
Traffic Tours	Tourism booth	September 2011

Construction revenues and expenses. As a result of ASUR’s adoption of IFRIC 12 “Service Concession Contracts” ASUR is required to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 2Q12, ASUR recognized Ps.168.19 million in revenues from “Construction Services” because of improvements to its concessioned assets, a 24.64% year-on-year increase. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statementas a result of the application of IFRIC 12, the increase in Construction Revenues in 2Q12 did not result in a proportionate increase in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 2Q12 increased 11.89% year-over-year. This was primarily due to the following increases:

•	24.64% in construction costs, due to greater improvements made to the concessioned assets during the period;

•
5.38% in costs of services, principally reflecting higher energy costs, as well as higher cost of sales resulting from the increase in revenues at the convenience stores directly operated by ASUR, and fees paid to third parties in connection with ASUR’s participation in international bidding processes. Higher insurance, as well as bond required in connection with an appeal of a decision overturning a tax credit, and higher maintenance also contributed to the increase;

ASUR 2Q12, PAGE 4 OF 22

•	12.46% in administrative expenses mainly due to higher professional fees paid to third parties;

•	19.10% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	14.49% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	4.84% in depreciation and amortization, resulting mainly from capitalized investments.

Operating margin for the quarter increased to 50.21% from 48.14% in 2Q11. This was mainly due to the 16.53% increase in revenues which more than offset the 11.89% increase in expenses during the period.

Comprehensive Financing Result (Cost) for 2Q12 increased year-over-year by Ps.26.02 million, to Ps.33.13 million from Ps.7.10 million in 2Q11, principally due to a higher foreign exchange gain.

During 2Q12, the Company reported a foreign exchange gain of Ps.14.33 million which principally resulted from the 14.38% depreciation of the Mexican peso against the U.S. dollar during the period.

Interest expense declined in 2Q12 by Ps.6.48 million year-on-year, principally reflecting lower debt levels as a result of the Ps.368.0 million in principal payments made during 2Q12. Interest income increased by Ps.7.68 million year-on-year reflecting higher investments resulting from the increase in net income during the period.

Item	2Q11	2Q12	Increase (decrease)
Interest expense	(15,583)	(9,107)	(6,476)
Interest income	20,024	27,705	7,681
Foreign exchange gain, net	2,163	14,332	12,169
Other financing gain (expenses), net	500	195	(305)
Comprehensive Financing Gain (Cost)	7,104	33,125	26,021

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluates and reviews its deferred assets and liabilities position as applied by Mexican Tax laws.

Income taxes for 2Q12 increased by 42.06%, or Ps.62.27 million year-over-year, principally due to the following factors:

ASUR 2Q12, PAGE 5 OF 22

•	Provisional IETU payments of Ps.2.67 million by some of ASUR’s subsidiaries;

•
A Ps.68.16 million increase in the provision for income taxes, as a result of a higher taxable base resulting from the 16.53% increase in revenues during the period, which more than offert the 11.89% increase in operating costs.

•	A Ps.0.67 million increase in deferred income taxes resulting from the recognition of inflationary effects;

•	A Ps.9.79 million decline in deferred IETU because of the expiry of tax credits; and

•	A Ps.0.26 million decline in the asset tax for amounts that cannot be credited against other taxes.

Net income for 2Q12 increased 19.99% to Ps.463.23 million from Ps.386.05 million in 2Q11. Earnings per common share for the quarter were Ps.1.5441, or earnings per ADS (EPADS) of US$1.1516 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.2868, or EPADS of US$0.9597, for the same period last year.

Table IV: Summary of Consolidated Results for 2Q12
	2Q11	2Q12	% Change
Total Revenues	1,094,610	1,275,511	16.53
Aeronautical Services	619,617	701,374	13.19
Non-Aeronautical Services	340,050	405,948	19.38
Commercial Revenues	295,145	358,566	21.49
Construction Services	134,943	168,189	24.64
Operating Profit	526,991	640,415	21.52
Operating Margin %	48.14%	50.21%	4.29%
EBITDA	622,003	740,021	18.97
EBITDA Margin %	56.82%	58.02%	2.10%
Net Income	386,054	463,230	19.99
Earnings per Share	1.2868	1.5441	19.99
Earnings per ADS in US$	0.9597	1.1516	19.99
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.4084.

Table V: Commercial Revenues per Passenger for 2Q12
	2Q11	2Q12	% Change
Total Passengers (‘000)	4,458	4,778	7.18
Total Commercial Revenues	295,145	358,566	21.49
Commercial revenues from direct operations (1)	63.173	80,761	27.84
Commercial revenues excluding direct operations	231,972	277,805	19.76

ASUR 2Q12, PAGE 6 OF 22

	2Q11	2Q12	% Change
Total Commercial Revenue per Passenger	66.22	75.05	13.33
Commercial revenue from direct operations per passenger (1)	14.17	16.90	19.27
Commercial revenue per passenger (excluding direct operations)	52.05	58.15	11.72
Note: For purposes of this table, approximately 51,100 and 45,900 transit and general aviation passengers are included for 2Q11 and 2Q12, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table VI: Operating Costs and Expenses for 2Q12
	2Q11	2Q12	% Change
Cost of Services	219,265	231,068	5.38
Construction Costs	134,943	168,189	24.64
Administrative	41,007	46,117	12.46
Technical Assistance	32,700	38,947	19.10
Concession Fees	44,692	51,169	14.49
Depreciation and Amortization	95,012	99,606	4.84
TOTAL	567,619	635,096	11.89

Consolidated Results for the First Half of 2012

Total revenues for 1H12 increased year-over-year by 18.72% to Ps.2,561.5 million, mainly due to the following increases:

•	14.85% in revenues from aeronautical services as a result of the 8.90% increase in passenger traffic during the period;

•	22.27% in revenues from non-aeronautical services, principally as a result of the 24.02% rise in commercial revenues detailed below; and

•	31.40% in construction services in connection with higher investments during the period.

Commercial revenues for 1H12 rose by 24.02% year-over-year, principally as a result of revenue increases in the following areas:

•	37.64% in advertising;

•	28.21% in duty-free stores;

•	27.21% in retail operations;

•	23.21% in other income;

•	19.47% in banking and currency exchange services;

•	18.10% in food and beverage;

•	15.90% in ground transportation services;

•	15.53% in teleservice;

ASUR 2Q12, PAGE 7 OF 22

•	14.00% in car rentals; and

•	2.66% in parking lot fees.

Total operating costs and expenses for 1H12 rose 13.70%, mainly due to the following increases:

•	31.40% in construction costs resulting from higher investments;

•
8.32% in cost of services, principally reflecting higher energy costs, surveillance and maintenance, and profesional fees to third parties in connection with ASUR’s participation in international bidding processes. Higher costs of sales derived from revenue growth at the convenience stores directly operated by ASUR also contributed to the increase;

•	10.38% in administrative expenses, principally due to travel expenses in connection with internatonal bidding projects;

•	20.81% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	16.19% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•	4.96% in depreciation and amortization mainly due to changes in the depreciation and amortization rates.

Operating margin increased to 53.48% for 1H12, from 51.43% in 1H11.  This was mainly the result of the 18.72% growth in revenues which more than offset the 13.70% increase in operating expenses for the period.

Net income for 1H12 increased by 24.61% to Ps.1,001.20 million. Earnings per common share for the period were Ps.3.3373, or earnings per ADS (EPADS) of US$2.4890 (one ADS represents ten series B common shares).  This compares with Ps.2.6781, or EPADS of US$1.9974, for the same period last year.

Table VII: Summary of Consolidated Results for 1H12
(in thousands)
	1H11	1H12	% Change
Total Revenues	2,157,507	2,561,489	18.72
Aeronautical Services	1,272,096	1,460,960	14.85
Non-Aeronautical Services	688,520	841,819	22.27
Commercial Revenues	599,504	743,519	24.02
Construction Services	196,891	258,710	31.40
Operating Profit	1,109,547	1,369,911	23.47
Operating Margin %	51.43%	53.48%	3.98%
EBITDA	1,298,730	1,568,482	20.77
EBITDA Margin %	60.20%	61.23%	1.72%
Net Income	803,439	1,001,201	24.61
Earnings per Share	2.6781	3.3373	24.61
Earnings per ADS in US$	1.9974	2.4890	24.61
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.4084.

ASUR 2Q12, PAGE 8 OF 22

Table VIII: Commercial Revenues per Passenger for 1H12
(in thousands)
	1H11	1H12	% Change
Total Passengers *(‘000)	9,135	9,935	8.76
Total Commercial Revenues	599,504	743,519	24.02
Commercial revenues from direct operations (1)	125,806	167,795	33.38
Commercial revenues excluding direct operations	473,698	575,724	21.54

	1H11	1H12	% Change
Total Commercial Revenue per Passenger	65.63	74.84	14.03
Commercial revenue from direct operations per passenger (1)	13.77	16.89	22.66
Commercial revenue per passenger (excluding direct operations)	51.86	57.95	11.74
*	For purposes of this table, approximately 106,100 and 102,800 transit and general aviation passengers are included for 1H11 and 1H12, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table IX: Operating Costs and Expenses for 1H12
(in thousands)
	1H11	1H12	% Change
Cost of Services	422,469	457,624	8.32
Construction Costs	196,891	258,710	31.40
Administrative	80,281	88,614	10.38
Technical Assistance	68,341	82,565	20.81
Concession Fees	90,795	105,494	16.19
Depreciation and Amortization	189,183	198,571	4.96
TOTAL	1,047,960	1,191,578	13.70

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1H12 were Ps.1,618.05 million, resulting in an annual average tariff per workload unit of Ps.159.66. ASUR’s regulated revenues accounted for approximately 63.17% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 2Q12, PAGE 9 OF 22

Balance Sheet

On June 30, 2012, Airport Concessions represented 82.20% of the Company’s total assets, with current assets representing 16.12% and other assets representing 1.67%.

Cash and cash equivalents on June 30, 2012, were Ps.1,569.09 million, a 2.57% increase from the Ps.1,529.67 million in cash and cash equivalents recorded on December 31, 2011.
Shareholders’ equity at the close of 2Q12 was Ps.15,393.78 million and total liabilities were Ps.3,338.74 million, representing 82.18% and 17.82% of total assets, respectively. Deferred liabilities represented 63.74% of the Company’s total liabilities.

Total bank debt at June 30, 2012 was Ps.511.2 million, including Ps.1.5 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreement include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, Veracruz Airport entered into a three-year credit agreement of Ps.50 million. The terms include a  floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 0.75% and quarterly principal payments.

During the quarter, ASUR made principal payments of Ps.92.5 million in connection with the Ps.350 million and Ps.570 million three-year credit agreements.

In August 2010 ASUR purchased a hedge against the risk of a significant increase in TIIE under its Ps.350 and Ps.570 million credit agreements. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21% per annum. The interest rate hedge during the quarter resulted in a Ps.0.2 million gain as of May, 2012. This hedge agreement terminated in accordance with its terms at the end of May 2012, and ASUR has not entered into any new hedge agreements since that date.

In the fourth quarter of 2011, Cancún Airport obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300 million and Ps.1,500 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.

ASUR 2Q12, PAGE 10 OF 22

Capital Expenditures

During 2Q12, ASUR made investments of Ps.130.54 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Recent Events

ASUR-Highstar Consortium Named Winner of Bidding Process for LMM Airport
On July 19, 2012, the Puerto Rico Public-Private Partnership Committee declared Aerostar Airport Holdings the winner of a public bidding process to become the private operators of the Luis Munoz Marin international airport in San Juan, Puerto Rico (“LMM Airport”).  Aerostar Airport Holdings is a limited liability company owned 50% by each of ASUR (through its Cancun Airport subsidiary) and Highstar Capital IV.  Aerostar is expected to enter into a 40-year lease agreement for LMM Airport with the Puerto Rico Ports Authority.

Pursuant to the terms of its bid, Aerostar Airport Holdings will make an upfront payment of approximately $615 million to the Puerto Rico Ports Authority.  This payment is expected to be funded at closing by a combination of debt financing and equity contributions on a 50-50 basis from each of ASUR and Highstar Capital IV.  The closing of the lease remains subject to a number of conditions precedent, including the award of a Part 139 operating certificate by the Federal Aviation Authority (FAA).  ASUR is currently evaluating the accounting treatment of its investment in Aerostar.

New Mexican Accounting Pronnouncements

The following is a list of the new IFRS pronouncements which became effective as of January 1, 2012 as well as new pronouncements which will be effective as of January 1, 2013 and thereafter, in each case as issued by the IASB.

IFRS 10 Consolidated financial statements – This standard replaces IAS 27 and SIC 12. Its objective is to establish principles for determining when an entity should be consolidated without distinguishing between subsidiaries and special purpose entities. The principles include the analysis of the design and purpose of the entity, the relevant activities affecting the entity’s results, and how they are managed.  Effective on January 1, 2013, with early application permitted.

IFRS 12 Disclosure of interest in other entities – This standard includes the disclosure requirements for all forms of investment in other entities, including joint ventures, associated companies, special purpose entities and other arrangements.  Effective on January 1, 2013, with early application permitted.

ASUR 2Q12, PAGE 11 OF 22

IFRS 13 Fair value measurement - This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value, as well as a single source of requirements for measurement and disclosure of fair value.  The inclusion of credit risk for fair value measurement of derivative financial instruments is mandatory.  Effective on January 1, 2013, with early application permitted.

IFRS 9 Financial instruments- IFRS 9 retains but simplifies the measurement model and provides two main categories for measurement of financial assets: fair value and amortized cost.  The basis for its classification is according to the business model.  Effective for periods that begin on or starting from January 1, 2015, with early application permitted.

Amendment to IAS 1 Presentation of other comprehensive income – This amendment requires entities to split items presented in the comprehensive result in two groups based on whether the items are potentially reclassifiable to profit or loss in the future or not.  Effective for annual periods starting on July1, 2012 (retrospective application), early application is accepted, if applied earlier should be disclosed.

The Company is in the process of reviewing this new accounting pronouncements to determine their applicability and their effect on its results of operations.

IFRS Adoption

In compliance with regulations established by the Mexican National Banking and Securities Commission (CNBV), as of January 1, 2012 the Company has adopted International Financial Reporting Standards (IFRS) as the accounting standards to prepare its financial statements.

Furthermore, and in compliance with INIF 19 “Changes derived from the adoption of IFRS”, the most significant accomulated changes in net shareholders’ equity as of January 1, 2011  are included in the table below:

Effects on the initial Shareholders’ Equity resulting from the adoption of IFRS as of January 1, 2011 (in thousands of Mexican Pesos)
Item	Description	Capital Stock	Retained Earnings	Legal Reserve	Total Shareholders’ Equity
Labor liabilities	Elimination of severance liabilities according to NIF D-3 and creation of a liability under IAS 19 – Net		Ps. 7,835		Ps. 7,835
Deferred employee profit sharing	Reversal of deferred employee profit sharing as it is outside the reach of IAS 12		(2,905)		(2,905)

ASUR 2Q12, PAGE 12 OF 22

Creation of a reserve for vacation	Recognition of accrued vacation rights not used by year-end.		(18,339)		(18,339)
Deferred Assets (income tax and flat tax)	Impact on deferred IETU derived from the recognition of provisions for vacations and employee benefits		3,534		3,534
Capital Stock	Elimination of inflation accounting.	(5,031,928)			(5,031,928)
Legal Reserve	Elimination of inflation accounting			(23,025)	(23,025)
Capital Stock and Legal Reserve	Reclassification of inflation accounting of capital stock and legal reserve to retained earnings		5,054,953		5,054,953
TOTAL		Ps. (5,031,928)	Ps. 5,045,078	Ps. (23,025)	Ps. (9,875)

The following table presents the principal effects of IFRS on Shareholders’ Equity as of June 30, 2012, December 31, 2011 and January 1, 2011

(In thousands of Mexican Pesos)	June 30, 2012	December 31, 2011	January 1, 2011
Shareholders’ Equity Under Mexican Financial Reporting Standards	$ 15,411,831	$ 15,487,813	$ 14,795,457
IFRS Adjustments:
Deferred Employee Profit Sharing (Note b)	(3,862)	(3,862)	(2,905)
Severance Liability and actuarial gains and losses (Note e)	11,039	10,342	7,835
Reserve for Vacations (Note f)	(22,902)	(22,099)	(18,339)
Deferred IETU (Note c)	1,686	4,218	3,534
Total IFRS Ajustments	(14,039)	(11,401)	(9,875)
Shareholders’ Equity Under IFRS	$ 15,397,792	$ 15,476,412	$ 14,785,582

-----
See page 22 for notes on IFRS transition effects.

ASUR 2Q12, PAGE 13 OF 22

The following table presents the principal effects of IFRS on the Income Statement for the six-month periods ended June 30, 2011 and 2012.

(In thousands of Mexican Pesos)	1H12	1H11
Net Income Under Mexican Financial Reporting Standards	1,003,752	806,389
Elimination of severance liabilities according with NIF D-3 and creation of a liability under IAS 19 – Net (Note e)	783	1,573
Recognition of accrued rights not used (Note f)	(802)	(2,009)
Effect on deferred IETU resulting from the recognition of a reserve for vacation and employee benefits (Note c)	(2,532)	(2,514)
Net Income Under IFRS	1,001,201	803,439
Actuarial Gains and Losses	179	(369)
Comprehensive Net Income Under IFRS	1,001,380	803,070

----
See page 22 for notes on IFRS transition effects.

2Q12 Earnings Conference Call

Day:	Tuesday, July 24, 2012

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number:	888.680.0869 (US & Canada) and 617.213.4854 (International & Mexico)

Access Code:	64834679

Pre-registration:
If you would like to pre-register for the conference call use the following link:

https://www.theconferencingservice.com/prereg/key.process?key=PETAJXWMU

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly.  Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

ASUR 2Q12, PAGE 14 OF 22

Replay:	Starting Tuesday, July 24, 2012 at 12:00 PM US ET, ending at midnight US ET on Tuesday, July 31, 2012. Dial-in number: 888.286.8010 (US & Canada); 617.801.6888 (International & Mexico). Access Code: 52428392.

Analyst Coverage
Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Grupo Bursatil Mexicano, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Mornigstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Note: ASUR is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q12, PAGE 15 OF 22

ASUR 2Q12, PAGE 16 OF 22

Consolidated Statement of Income from January 1 to June 30, 2012 and 2011

Thousands of Mexican pesos

Item	1H 2011	1H 2012	% Change	2Q 2011	2Q 2012	% Change
Revenues						
Aeronautical Services	1,272,096	1,460,960	14.85	619,617	701,374	13.19
Non-Aeronautical Services	688,520	841,819	22.27	340,050	405,948	19.38
Construction Services	196,891	258,710	31.40	134,943	168,189	24.64
Total Revenues	**2,157,507**	**2,561,489**	**18.72**	**1,094,610**	**1,275,511**	**16.53**
Operating Expenses						
Cost of Services	422,469	457,624	8.32	219,265	231,068	5.38
Cost of Construction	196,891	258,710	31.40	134,943	168,189	24.64
General and Administrative Expenses	80,281	88,614	10.38	41,007	46,117	12.46
Technical Assistance	68,341	82,565	20.81	32,700	38,947	19.10
Concession Fee	90,795	105,494	16.19	44,692	51,169	14.49
Depreciation and Amortization	189,183	198,571	4.96	95,012	99,606	4.84
Total Operating Expenses	**1,047,960**	**1,191,578**	**13.70**	**567,619**	**635,096**	**11.89**
Operating Income	**1,109,547**	**1,369,911**	**23.47**	**526,991**	**640,415**	**21.52**
Comprehensive Financing Cost	7,102	17,996	153.39	7,104	33,124	366.27
Non-Ordinary Item						
Non-Ordinary Item	-	-	-	-	-	-
Income Before Income Taxes	**1,116,649**	**1,387,907**	**24.29**	**534,095**	**673,539**	**26.11**
Provision for IETU	7,434	6,924	(6.86)	(821)	2,673	(425.58)
Provision for Income Tax	311,098	410,513	31.96	140,886	209,047	48.38
Provision for Asset Tax	5,210	5,731	10.00	3,126	2,865	(8.35)
Deferred Income Taxes	(28,520)	(46,396)	62.68	(5,132)	(4,461)	(13.07)
Deferred IETU	17,988	9,934	(44.77)	9,982	185	(98.15)
Net Income for the Year	**803,439**	**1,001,201**	**24.61**	**386,054**	**463,230**	**19.99**
Earnings per share	**2.68**	**3.34**	**24.61**	**1.2868**	**1.5441**	**19.99**
Earnings per American Depositary Share (in U.S. Dollars)	**2.00**	**2.49**	**24.61**	**0.9597**	**1.1516**	**19.99**
Exchange rate per dollar Ps.13.4084

ASUR 2Q12, PAGE 17 OF 22

ASUR 2Q12, PAGE 18 OF 22

ASUR 2Q12, PAGE 19 OF 22

ASUR

AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to June 30, 2012 and 2011

Thousands of Mexican pesos

Item	1M 2011			1M 2012			2Q 2011			2Q 2012		
	Mexican NIF	**Transition effects**	**IFRS**	**Mexican NIF**	**Transition effects**	**IFRS**	**Mexican NIF**	**Transition effects**	**IFRS**	**Mexican NIF**	**Transition effects**	**IFRS**
Revenues												
Aeronautical Services	1,272,096		1,272,096	1,460,960		1,460,960	619,617	0	619,617	701,374	0	701,374
Non-Aeronautical Services	688,520		688,520	841,819		841,819	340,049	0	340,049	405,948	0	405,948
Construction Services	196,891		196,891	258,710		258,710	134,943	0	134,943	168,189	0	168,189
Total Revenues	**2,157,507**	**-**	**2,157,507**	**2,561,489**	**-**	**2,561,489**	**1,094,609**	**-**	**1,094,609**	**1,275,511**	**-**	**1,275,511**
Operating Expenses												
Cost of Services (Note d and e)	422,712	(241)	422,471	415,260	65	415,325	44,063	(713)	43,350	(8,101)	(38)	(8,139)
Cost of Construction	196,891		196,891	258,710		258,710	134,943	0	134,943	168,189	0	168,189
General and Administrative Expenses	428,600		428,600	517,543		517,543	389,326	-	389,326	475,046	-	475,046
Total Operating Expenses	**1,048,203**	**(241)**	**1,047,962**	**1,191,513**	**65**	**1,191,578**	**568,332**	**(713)**	**567,619**	**635,134**	**(38)**	**635,096**
Operating Income	**1,109,304**	**241**	**1,109,545**	**1,369,976**	**(65)**	**1,369,911**	**526,277**	**713**	**526,990**	**640,377**	**38**	**640,415**
Comprehensive Financing Cost												
Interest Receivable	40,186		40,186	41,424		41,424	20,025	-	20,025	27,704	-	27,704
Interest Payable	(31,279)		(31,279)	(20,144)		(20,144)	(15,583)	-	(15,583)	(9,107)	-	(9,107)
Exchange (Losses) Gains, Net	(3,229)		(3,229)	(3,885)		(3,885)	2,163	-	2,163	14,332	-	14,332
Loss (Gains) on Valuation of Derivative						-	-	-	-	-	-	-
Financial Instruments	1,424		1,424	601		601	500	-	500	195	-	195
Non-Ordinary Item												
Non-Ordinary Item	(677)	677	-	46	(46)	-	(677)	677	-	61	(61)	-
Income Before Income Taxes	**1,117,083**	**(436)**	**1,116,647**	**1,387,926**	**(19)**	**1,387,907**	**534,059**	**36**	**534,095**	**673,440**	**99**	**673,539**
Provision for IETU	7,434		7,434	6,924		6,924	(821)	-	(821)	2,673	-	2,673
Provision for Income Tax	311,097		311,097	410,513		410,513	140,886	-	140,886	209,047	-	209,047
Provision for Asset Tax	5,210		5,210	5,731		5,731	3,126	-	3,126	2,865	-	2,865
Deferred Income Taxes	(28,520)		(28,520)	(46,396)		(46,396)	(5,132)	-	(5,132)	(4,461)	-	(4,461)
Deferred IETU (Note c)	15,474	2,513	17,987	7,402	2,532	9,934	9,818	164	9,982	(217)	402	185
Net Income for the Year	**806,388**	**(2,949)**	**803,439**	**1,003,752**	**(2,551)**	**1,001,201**	**386,182**	**(128)**	**386,054**	**463,533**	**(303)**	**463,230**
Earnings per share	**2.69**	**(0.01)**	**2.68**	**3.35**	**(0.01)**	**3.34**	**1.29**	**(0.00)**	**1.29**	**1.55**	**(0.00)**	**1.54**
Earnings per American Depositary Share (in U.S. Dollars)	**2.00**	**(0.01)**	**2.00**	**2.50**	**(0.01)**	**2.49**	**0.96**	**(0.00)**	**0.96**	**1.15**	**(0.00)**	**1.15**
Exchange rate per dollar Ps.13.4084

ASUR 2Q12, PAGE 20 OF 22

ASUR
AEROPUERTOS DEL SURESTE

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of June 30, 2012 and 2011
Thousands of Mexican pesos

Item	June 2012			December 2011			January 2011		
	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS
Assets									
Current Assets									
Cash and Cash Equivalents	1,569,091		1,569,091	1,529,667		1,529,667	1,442,879		1,442,879
Trade Receivables, net	353,124		353,124	462,102		462,102	389,960		389,960
Recoverable Taxes and Other Current Assets	1,098,124		1,098,124	894,520		894,520	921,193		921,193
Total Current Assets	**3,020,339**	**-**	**3,020,339**	**2,886,289**	**-**	**2,886,289**	**2,754,032**	**-**	**2,754,032**
Non Current Assets									
Machinery, Furniture and Equipment, net (Note a and b)	313,702		313,702	306,504		306,504	305,629		305,629
Airports Concessions, net (Note b)	15,398,487		15,398,487	15,405,490		15,405,490	14,945,330		14,945,330
Deferred Employees' Statutory Profit Sharing (Note d)	3,862	(3,862)	-	3,862	(3,862)	-	2,905	(2,905)	-
Total Non Current Assets	**15,402,349**	**(3,862)**	**15,398,487**	**15,715,856**	**(3,862)**	**15,711,994**	**15,253,864**	**(2,905)**	**15,250,959**
Total Assets	**18,736,390**	**(3,862)**	**18,732,528**	**18,602,145**	**(3,862)**	**18,598,283**	**18,007,896**	**(2,905)**	**18,004,991**
Liabilities and Stockholders' Equity									
Current Liabilities									
Trade Accounts Payable	14,244		14,244	28,876		28,876	10,738		10,738
Bank Loans	403,369		403,369	374,640		374,640	243,102		243,102
Accrued Expenses and Others Payables	662,093	22,902	684,995	335,098	22,099	357,197	242,820	18,339	261,159
Total Current Liabilities	**1,079,706**	**22,902**	**1,102,608**	**738,614**	**22,099**	**760,713**	**496,660**	**18,339**	**514,999**
Long Term Liabilities									
Bank Loans	107,786		107,786	321,950		321,950	647,503		647,503
Deferred Income Taxes	1,460,700		1,460,700	1,385,685		1,385,685	1,461,089		1,461,089
Deferred Flat Rate Business Tax (Note c)	656,296	2,322	658,618	652,903	(4,218)	648,685	595,370	(3,534)	591,836
Labor Obligations (Note e)	16,063	(11,039)	5,024	15,180	(10,342)	4,838	11,817	(7,835)	3,982
Total Long Term Liabilities	**2,240,845**	**(8,717)**	**2,232,128**	**2,375,718**	**(14,560)**	**2,361,158**	**2,715,779**	**(11,369)**	**2,704,410**
	4,008								
Total Liabilities	**3,320,551**	**14,185**	**3,334,736**	**3,114,332**	**7,539**	**3,121,871**	**3,212,439**	**6,970**	**3,219,409**
Stockholder's Equity									
Capital Stock (Note a)	12,799,204	(5,031,928)	7,767,276	12,799,204	(5,031,928)	7,767,276	12,799,204	(5,031,928)	7,767,276
Legal Reserve (Note a)	430,492	(17,614)	412,878	350,875	(17,614)	333,261	287,117	(23,025)	264,092
Share Repurchase Reserve	-		-	-		-	-		-
Net Income for the Period	1,007,760	(6,559)	1,001,201	1,592,356	(790)	1,591,566	1,275,143		1,275,143
IFRS Conversion Adjustment	-	5,045,078	5,045,078	-	5,044,341	5,044,341	-	5,045,078	5,045,078
Retained Earnings	1,178,383	(7,024)	1,171,359	745,378	(5,410)	739,968	433,993		433,993
Total Stockholders' Equity	**15,415,839**	**(18,047)**	**15,397,792**	**15,487,813**	**(11,401)**	**15,476,412**	**14,795,457**	**(9,875)**	**14,785,582**
Total Liabilities and Stockholders' Equity	**18,736,390**	**(3,862)**	**18,732,528**	**18,602,145**	**(3,862)**	**18,598,283**	**18,007,896**	**(2,905)**	**18,004,991**

ASUR 2Q12, PAGE 21 OF 22

REVIEW OF THE IMPACT OF TRANSITIONING TO IFRS

Below is a description of significant changes on IFRS implementation:

a)	Inflation

The Company determined the inflationary effects relating to the capital stock and legal reserve accounts should be eliminated in accordance with International Accounting Standards “IAS” 21 and 29, in effect at the adoption date.

Based on IFRS 1, the Company has determined, it does not have to eliminate the effects of inflation on concessions. This due to the decision of the Company to apply the transition rules of IFRIC 12 as part of the initial adoption of IFRS 1, which allows for the exception from retrospective application in cases where the "impracticability" of reconstructing asset balances is too significant. Therefore, the Company has recorded as opening balances for the adoption of IFRIC 12, the account balances previously registered under Mexican FRS, which contain the effects of inflation through December 31, 2007.

b)	Deferred taxes and deferred income tax or IETU tax

The Company has determined that it must recognize both forms of taxes (income tax or flat tax in each one of its subsidiaries) for the determination of deferred taxes based on its income projections.

c)	Labor liabilities and employee profit sharing

At the adoption date, the Company eliminated the liability relating to deferred profit sharing and severance as an adjustment to opening balance sheet.

d)	Creation of a reserve for unused vacations

At the adoption date, the Company recognized an accrual for the vacation rights not used by year-end, according to IAS 19 “Employee Benefits”.

e)   Non ordinary items in the income statement

The line in the income statement named “Non ordinary items” has been reclassified to operating expenses since due to  IFRS does not  exist the extraordinary items.

ASUR 2Q12, PAGE 22 OF 22

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 23, 2012